Exhibit 99.1

Renren Announces Unaudited Third Quarter 2015 Financial Results

BEIJING, China, November 27, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total net revenues were US$12.4 million, a 36.4% decrease from the corresponding period in 2014.

-	Renren net revenues were US$8.6 million, a 24.5% decrease from the corresponding period in 2014.
-	Games net revenues were US$3.8 million, a 53.3% decrease from the corresponding period in 2014.

•	Gross profit was US$2.5 million, a 64.9% decrease from the corresponding period in 2014.

•	Operating loss was US$23.2 million, compared to an operating loss of US$77.4 million in the corresponding period in 2014.

•	Net loss attributable to the Company was US$82.0 million, compared to a net loss of US$38.1 million in the corresponding period in 2014.

•	Adjusted net loss (1) (non-GAAP) was US$77.1 million, compared to an adjusted net income (1) (non-GAAP) of US$29.3 million in the corresponding period in 2014.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. See “About Non-GAAP Financial Measures” below.

Third Quarter 2015 Results

Total net revenues for the third quarter of 2015 were US$12.4 million, representing a 36.4% decrease from the corresponding period in 2014.

Renren net revenues were US$8.6 million, representing a 24.5% decrease from the corresponding period of 2014. Within Renren net revenues, online advertising revenues were US$1.5 million for the third quarter of 2015, a 77.1% decrease from the corresponding period of 2014. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$7.1 million, representing a 51.0% increase from the corresponding period in 2014, primarily due to the increase in revenue from woxiu and internet finance business. Monthly unique log-in users increased from approximately 44 million in September 2014 to approximately 45 million in September 2015.

Games net revenues were US$3.8 million for the third quarter of 2015, a 53.3% decrease from the corresponding period of 2014. The decrease was due to the previously launched games having reached their mature stages.

Cost of revenues was US$9.9 million, a 20.1% decrease from the corresponding period of 2014.

Operating expenses were US$25.7 million, a 69.6% decrease from the corresponding period of 2014.

Selling and marketing expenses were US$7.7 million, a 22.9% decrease from the corresponding period of 2014. The decrease was primarily due to decreases in advertising and promotions for online games and Renren branding campaigns.

Research and development expenses were US$8.8 million, a 27.4% decrease from the corresponding period in 2014. The decrease was primarily due to headcount reduction and the resulting decrease in personnel-related expenses.

General and administrative expenses were US$9.2 million, a 30.6% decrease from the corresponding period in 2014. The decrease was primarily due to the decrease in personnel-related expenses.

Share-based compensation expenses, all of which were included in operating expenses, were US$4.9 million, compared to US$6.6 million in the corresponding period in 2014.

Operating loss was US$23.2 million, compared to an operating loss of US$77.4 million in the corresponding period in 2014.

Net loss attributable to the Company was US$82.0 million, compared to a net loss attributable to the Company of US$38.1 million in the corresponding period in 2014. In the third quarter of 2014, the Company recognized a US$47.2 million gain from equity method investment.

Adjusted net loss (non-GAAP) was US$77.1 million, compared to an adjusted net income of US$29.3 million in the corresponding period in 2014.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$11 million to US$13 million in the fourth quarter of 2015, representing a 24.3% to 36.0% year-over-year decline. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

Due to the receipt of a non-binding proposal to acquire the Company, the Company will not host a conference call. Please contact our Investor Relations Department listed below if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China.  Our SNS enables users to connect and communicate with each other, share photo, play online games.  Our internet finance business include primarily consumer financing and auto financing.  Renren.com and renren mobile application had approximately 228 million activated users as of September 30, 2015.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the fourth quarter of 2015 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,
per share, ADS, and per ADS data)	2014	2015

ASSETS

Current assets:
Cash and cash equivalents	$183,025	$161,528
Term deposits	494,065	7,813
Restricted Cash	-	15,370
Short-term investments	29,384	5,599
Accounts and notes receivable, net	18,044	115,157
Prepaid expenses and other current assets	37,638	68,984
Amounts due from related parties	1,047	971
Total current assets	763,203	375,422

Non-current assets:
Property and equipment, net	43,690	35,755
Intangible assets, net	2	320
Long-term investments	320,414	600,087
Other non-current assets	21,844	21,872
Total non-current assets	385,950	658,034

TOTAL ASSETS	$1,149,153	$1,033,456

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,501	$5,118
Short-term loan	-	3,271
Accrued expenses and other payables	24,094	88,841
Amounts due to related parties	303	1,791
Deferred revenue and advance from customers	6,917	6,888
Income tax payable	9,229	7,595
Total current liabilities	46,044	113,504

Non-current liabilities:
Other non-current liabilities	730	730
Total non-current liabilities	730	730
TOTAL LIABILITES	46,774	114,234

Shareholders' Equity:
Class A ordinary shares	720	713
Class B ordinary shares	305	305
Additional paid-in capital	1,224,393	1,232,486
Statutory reserves	6,712	6,712
Accumulated deficit	(137,266)	(324,669)
Accumulated other comprehensive income	7,774	4,245
Total Renren Inc. shareholders' equity	1,102,638	919,792
Noncontrolling Interests	(259)	(570)
TOTAL EQUITY	1,102,379	919,222
TOAL LIABILITIES AND EQUITY	$1,149,153	$1,033,456

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	September 30,	June 30,	September 30,
per share, ADS, and per ADS data)	2014	2015	2015

Net revenues
Renren	$11,458	$10,281	$8,646
Games	8,071	4,847	3,771
Total net revenues	19,529	15,128	12,417
Cost of revenues	(12,402)	(9,934)	(9,913)
Gross profit	7,127	5,194	2,504
Operating expenses:
Selling and marketing	(9,974)	(9,189)	(7,689)
Research and development	(12,147)	(8,776)	(8,814)
General and administrative	(13,246)	(11,511)	(9,195)
Impairment of intangible assets	(203)	—	—
Impairment of goodwill	(46,864)	—	—
Restructuring cost	(2,110)	—	—
Total operating expenses	(84,544)	(29,476)	(25,698)
Loss from operations	(77,417)	(24,282)	(23,194)

Other income	1,214	1,398	359
Other expense	—	—	—
Exchange gain (loss) on offshore bank accounts	930	(18)	(62)
Interest income	3,260	61	315
Realized gain(loss) on short-term investments	4,602	(48,809)	(49,742)

Loss before provision of income tax, earnings in equity method investments and noncontrolling interest, net of income taxes	(67,411)	(71,650)	(72,324)
Income tax expenses	(6)	(2,150)	(2,169)
Loss before earnings in equity method investments and noncontrolling interest, net of income taxes	(67,417)	(73,800)	(74,493)
Earnings(losses) in equity method investments, net of income taxes	47,217	(4,297)	(7,583)
Loss from continuing operations	(20,200)	(78,097)	(82,076)

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(18,045)	-	-
Loss from discontinued operations, net of income taxes	(18,045)	-	-

Net loss	(38,245)	(78,097)	(82,076)
Net loss attributable to noncontrolling interests	122	191	82

Net loss attributable to Renren Inc.	$(38,123)	$(77,906)	$(81,994)

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.02)	$(0.08)	$(0.08)
Diluted	$(0.02)	$(0.08)	$(0.08)
Net loss per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.02)	$-	$-
Diluted	$(0.02)	$-	$-

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.04)	$(0.08)	$(0.08)
Diluted	$(0.04)	$(0.08)	$(0.08)
Net loss attributable to Renren Inc. shareholders per ADS:
Basic	$(0.11)	$(0.23)	$(0.24)
Diluted	$(0.11)	$(0.23)	$(0.24)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,057,907,133	1,018,522,306	1,017,864,443
Diluted	1,057,907,133	1,018,522,306	1,017,864,443
Weighted average number of shares used in calculating net loss per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,057,907,133	1,018,522,306	1,017,864,443
Diluted	1,057,907,133	1,018,522,306	1,017,864,443

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

	For the Three Months Ended
	September 30,	June 30,	September 30,
(Amounts in US dollars, in thousands)	2014	2015	2015

Net loss	$(38,245)	$(78,097)	$(82,076)
Add back: Shared-based compensation expenses	6,615	6,169	4,917
Add back: Amortization of intangible assets	324	33	32
Add back: Impairment of goodwill	46,864	—	—
Add back: Impairment of intangible assets	13,739	—	—
Adjusted net income (loss)	$29,297	$(71,895)	$(77,127)